UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                      -----------------------------------
                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*

                           Professional Bancorp, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   743112104
                                 (CUSIP Number)

 JoAnn M. Strasser, Esq., Brown, Cummins & Brown Co., L.P.A., 3500 Carew Tower,
             441 Vine Street, Cincinnati, Ohio 45202 (513) 381-2121
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               December 31, 1992
            (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
box.     [   ]

      Check the following box if a fee is being paid with the statement.
[ XX ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of equity securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                           (Continued on Following Pages)
                                (Page 1 of 20 Pages)
_____________________________

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Patricia W. Niehoff

 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)     [  ]                     (b)     [  ]

 3.   SEC USE ONLY


 4.   SOURCE OF FUNDS
        PF

 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)   [   ]

 6.   CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.

NUMBER OF SHARES             7.  SOLE VOTING POWER               97,571
BENEFICIALLY OWNED           8.  SHARED VOTING POWER                  0
BY EACH REPORTING            9.  SOLE DISPOSITIVE POWER          97,571
PERSON WITH                 10.  SHARED DISPOSITIVE POWER             0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 97,571 shares of common stock

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES [    ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         7.5%

14.   TYPE OF REPORTING PERSON
         IN

                                    SCHEDULE 13D
                               Additional Information


Item 1   Security and Issuer:

      This schedule relates to the common stock of Professional Bancorp, Inc. (the "Issuer"), whose principal executive offices are located at 606 Broadway, Santa Monica, California 90401.

Item 2   Identity and Background:

         a.  Name:  Patricia W. Niehoff
         b.  Residence Address:  One Hill and Hollow Lane,
                Cincinnati, Ohio 45208
         c.  Principal Occupation:  student
         d.  No
         e.  No
         f.  Citizenship:  United States

Item 3   Source and Amount of Funds or Other Consideration:

      This schedule is being filed to disclose the ownership by Reporting Person of more than 5% of the common stock of Issuer. On December 31, 1992, Reporting Person purchased 50,000 shares of stock with personal funds totaling $662,500. This purchase gave Reporting Person a total of 85,000 shares which represented 7% of the outstanding shares. Reporting Person was not aware that this purchase caused her to cross the 5% threshold which requires the filing of this Schedule. Subsequent acquisitions of stock have included a total of 4,500 shares purchased with personal funds totaling $32,673 and a total of 9,071 shares received as stock dividends. Reporting Person was not aware that any of these purchases were made at a time when Reporting Person's holdings were above the 5% filing threshold. As soon as Reporting Person became aware of the fact that she owned over 5% of the outstanding stock of Issuer, she took immediate steps to procure the filing of this Schedule. Total holdings of Reporting person as of filing date include 88,500 shares of stock purchased with personal funds totaling $957,968.50 and 9,071 shares received as stock dividends.

Item 4   Purpose of the Transaction:

      Reporting Person has acquired stock in Issuer for the sole purpose of personal investment.

Item 5   Interest in Securities of the Issuer:

         (a) Reporting Person beneficially owns 97,571 shares of common stock, representing 7.5% of the outstanding stock of the Issuer.

         (b) Reporting Person has sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of such Reporting Person's shares of the Issuer's common stock.

         (c)  N/A

         (d)  N/A

         (e)  N/A

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

      Reporting Persons has entered into no contracts, arrangements, understandings or relationships with respect to securities of the Issuer.

Item 7   Materials to be Filed as Exhibits:

         None

                                   SIGNATURE



      After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.




Dated:  August 25, 1996                   By:  /s/ Patricia W. Niehoff
                                               Patricia W. Niehoff